August 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anna Abrahamson

Re:	mCloud Technologies Corp.

Registration Statement on Form F-1, as amended

File No. 333-264859

Ladies and Gentlemen:

As the underwriter of the proposed public offering of mCloud Technologies Corp. (the “Company”), we hereby join the Company’s request that the effective date for the above-referenced Registration Statement on Form F-1 be accelerated, requesting effectiveness for 5:00 p.m., Eastern Time, on August 11, 2022, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer that is reasonably anticipated to participate in the distribution of the securities in this offering as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director